Exhibit 99.30

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Cybin Inc. (the “Company”)

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

ITEM 2	Date of Material Change

December 7, 2020

ITEM 3	News Release

A news release announcing the material change was disseminated by the Company on December 7, 2020 through BusinessWire.

ITEM 4	Summary of Material Change

The Company announced the signing of a definitive agreement to acquire 100% of the shares in Adelia Therapeutics Inc. (“Adelia”) for up to CDN$20,161,575 (approximately USD$15.75 million) (the “Transaction”). The Adelia shareholders (the “Adelia Shareholders”) agreed to contribute to Cybin US Holdings Inc. (the “Acquiror”), a wholly-owned subsidiary of the Company created for the purposes of the Transaction, all of the issued and outstanding common shares of Adelia (the “Adelia Shares”) in exchange for, in the aggregate, 868,833 non-voting Class B common shares in the capital of the Acquiror (the “Class B Shares”). The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the closing of the Transaction (the “Closing”) is CDN$10,773,529.50 (approximately USD$8.42 million).

The Class B Shares issued by the Acquiror to the Adelia Shareholders are exchangeable for common shares in the capital of the Company (the “Cybin Shares”) on a 10 Cybin Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments, resulting in an effective issue price of $1.24 per Cybin Share.

Further, on the occurrence of certain milestone events (each a “Milestone”), the Acquiror will issue to the Adelia Shareholders additional Class B Shares. The total value of the Class B Shares issuable pursuant to the Milestones is up to CDN$9,388,045.50 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines.

ITEM 5	Full Description of Material Change

The Company entered into a contribution agreement (the “Transaction Agreement”) with Cybin Corp., the Acquiror, and the Adelia Shareholders, whereby the Adelia Shareholders agreed to contribute to the Acquiror all of the Adelia Shares the Class B Shares.

At the Closing, the Adelia Shareholders will contribute all of the Adelia Shares to the Acquiror as a capital contribution in exchange for Acquiror issuing to them, in the aggregate, 868,833 Class B Shares in accordance with their respective pro rata percentages at a price per Class B Share equal to CAD$12.40

(approximately US$9.69). The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the Closing is CDN$10,773,529.50 (approximately USD$8.42 million).

The Class B Shares issued by the Acquiror to the Adelia Shareholders are exchangeable for Cybin Shares on a 10 Cybin Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. Notwithstanding the foregoing, no Class B Shares are exchangeable prior to the first anniversary of Closing and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of Closing; (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of Closing; and (iii) thereafter, 100% of the Class B Shares will be exchangeable. The Class B Shares to be issued to the Adelia Shareholders upon the Closing are exchangeable for a total of 8,688,330 Cybin Shares, resulting in an effective issue price of $1.24 per Cybin Share.

On the occurrence of each Milestone, the Acquiror will issue to the Adelia Shareholders such number of Class B Shares as shall be determined by dividing the applicable milestone consideration, as set out in the Transaction Agreement, by the greater of: (i) CDN$0.75; and (ii) the greater of: (a) the 10 day volume weighted average price of the Cybin Shares; and (b) the market price of the Cybin Shares on the close of business on the last business day preceding the relevant date upon which the Company issues a press release announcing the achievement of such Milestone (or if the Milestone is not of a character requiring a press release, on the date that is three business days following the determination that the relevant Milestone has been met). If a particular Milestone has not been achieved by the close of the quarter immediately following the quarter in which such Milestone is scheduled for completion, the Acquiror’s obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire. The total value of the Class B Shares issuable pursuant to the Milestones is up to CDN$9,388,045.50 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines.

Pursuant to the Transaction Agreement, upon the Closing and subject to the approval of the board of directors of the Company and other customary approvals, certain members of the Adelia team will enter into advisory and/or executive employment arrangements with the Company upon the Closing and, in such capacity, are expected to receive, in the aggregate, a grant of options to purchase up to 2,244,100 to acquire Cybin Shares, pursuant to the Company’s equity incentive plan, exercisable for a period of five (5) years and subject to vesting. The exercise price will be determined at the time of grant. An additional 555,900 options to acquire Cybin Shares will be issuable to eligible participants at the direction of the Adelia team, from time to time, after the Closing.

The Company has agreed to pay, on behalf of Adelia, an advisory fee to Nova Capital International LLC of US$250,000 in connection with certain advisory services provided to Adelia relating to the Transaction.

Additional information related to the Company’s business and the Transaction is available in the Transaction Agreement posted under the profile of the Company on SEDAR at www.sedar.com.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

ITEM 7	Omitted Information

N/A

ITEM 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Douglas Drysdale, Chief Executive Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at (908) 764-8385.

ITEM 9	Date of Report

December 8, 2020